Russel Metals Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2006

The Management's Discussion and Analysis of Financial Condition and Results of Operations of Russel Metals Inc. and its subsidiaries provides information to assist the reader and should be read in conjunction with the Interim Consolidated Financial Statements for the three months ended March 31, 2006 and 2005, including the notes thereto, and the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2005, including the notes thereto, contained in our fiscal 2005 Annual Report.  In the opinion of management, such interim information contains all adjustments necessary for a fair presentation of the results for such periods.  The results of operations for the periods shown are not necessarily indicative of what our results will be for the full year.  Statements contained in this document that relate to our beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  We caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting our operations, markets, products, services and prices that could cause our actual results, performance or achievements to be materially different from those forecasted or anticipated by us in such forward-looking statements.  All dollar references in this report are in Canadian dollars unless otherwise stated.

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of measures that are not prescribed by generally accepted accounting principles (GAAP) and as such may not be comparable to similar measures presented by other companies.  We believe these measures are commonly employed to measure performance in our industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance and our ability to incur and service debt to support our business activities.  The measures we use are specifically defined where they are first used in this report.

While we believe that non-GAAP measures are helpful supplemental information, they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP.

Additional information related to Russel Metals Inc., including our Annual Information Form, may be obtained from SEDAR at www.sedar.com or on our website at www.russelmetals.com.

Overview

We are one of the largest metals distribution companies in North America.  We conduct business primarily in three metals distribution segments: metals service centers; energy tubular products; and steel distributors.

The continued strong performance in all three of our operating segments is reflected in our results.  Volume increases in all segments and continued high steel prices resulted in increased revenues and operating profits.

The basic earnings per share of $0.71 for the three months ended March 31, 2006 are higher than those reported for the three months ended March 31, 2005 of $0.67.  Our operating profits increased by 4.2% and our net earnings increased by 11.8% for the three months ended March 31, 2006 compared to the same period in 2005.

Results of Operations

The following table provides operating profits from continuing operations before interest, taxes and restructuring costs.  The corporate expenses included are not allocated to specific operating segments.  The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown below.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in the consolidated financial statements.

	Quarters Ended March 31,

			2006
			Change
(in thousands of dollars,			as a %
except percentages)	2006	2005	of 2005

Segment Revenues
Metals service centers	$ 388,598	$ 399,752	(2.8%)
Energy tubular products	186,223	162,259	14.8%
Steel distributors	164,509	130,114	26.4%
Other	1,398	1,484	(5.8%)

	$ 740,728	$ 693,609	6.8%

Segment Operating Profits
Metals service centers	$ 31,697	$ 31,417	0.9%
Energy tubular products	18,424	17,391	5.9%
Steel distributors	18,094	14,997	20.7%
Other	(1,388)	(930)	(49.2%)
Corporate expenses	(5,545)	(4,068)	(36.3%)

Operating profits from continuing operations	$ 61,282	$ 58,807	4.2%

Segment Gross Margin as a % of Revenues
Metals service centers	24.8%	23.4%
Energy tubular products	14.8%	16.3%
Steel distributors	16.3%	16.2%

Total operations	20.4%	20.4%

Segment Operating Profits as a % of Revenues
Metals service centers	8.2%	7.9%
Energy tubular products	9.9%	10.7%
Steel distributors	11.0%	11.5%

Total operations	8.3%	8.5%

Metals service centers

a)                    Description of operations

We provide processing and distribution services to a broad base of more than 19,000 end users through a network of 52 Canadian locations and 4 U.S. locations.  Our metals service centers carry a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.  We purchase these products primarily from steel producers in North America and process and package them in accordance with end user specifications.  We service all major geographic regions of Canada and the Midwest region in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux and York-Ennis.  Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities all located in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

Our metals service centers revenues and cost of sales for 2005 have been restated to report customer rebates as a reduction in the corresponding revenue as required by the new Canadian accounting standard adopted January 1, 2006.

b)                    Factors affecting results

The following is a general discussion of the significant factors affecting our metals service centers results.  More specific information on how these factors impacted the first quarter of 2006 and 2005 is found in the section that follows.

Steel pricing fluctuates significantly throughout the business cycle.  Steel prices are influenced by overall demand, trade sanctions, scrap steel pricing and product availability.  Supply side management, practiced by steel producers in North America, and international supply and demand which impacts steel imports affect product availability.  Trade sanctions are initiated either by steel mills or government agencies in North America and, less directly, worldwide.  Over the last several years steel prices have been extremely volatile.  Steel prices reached a high in September 2004 and have declined from the peak; however, they are currently at levels above the historical norm.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced.  We are most impacted by the manufacturing (excluding automotive), resource and construction segments of the Canadian economy.  Demand has been relatively stable over the last several years.

Canadian service centers, which represent the majority of the metals service centers operations, are particularly affected by regional general economic conditions.  We have operations in all regions of Canada and believe that we have a national market share of more than 25%.  This large market share and our diverse customer base, of approximately 19,000 customers, suggest that our results should mirror the performance of the regional economies of Canada, excluding the automotive industry.

c)                    Metals service centers segment results --
                       Three Months Ended March 31, 2006
                       Compared to Three Months Ended March 31, 2005

Revenues for the three months ended March 31, 2006 decreased by $11.2 million, or 2.8%, primarily due to the price of steel declining from levels experienced in the same period in 2005.  The average selling price of steel declined approximately 10% for the three months ended March 31, 2006 compared to the three months ended March 31, 2005.  The average selling price of steel for the first quarter of 2006 is approximately the same as the average for the fourth quarter of 2005.

Overall tons shipped for the three months ended March 31, 2006 increased approximately 8% from those in the same period in 2005.  Tons shipped increased in all regions except the Atlantic region.  The most significant increases were in the Prairie region, British Columbia and at Williams Bahcall.  Tons shipped in the Prairie region were approximately 14% higher for the three months ended March 31, 2006 compared to the same period in 2005, due to strong oil and gas activity in that area.  British Columbia is up 23% due to infrastructure building.  Demand was strong at the Williams Bahcall operations with approximately a 17% increase in tons due to improved customer demand in that region.

The average price of metal has been stable for the last nine months.  The average price of metal remains historically high compared to the price prior to the implementation of surcharges in 2004.  However, based on our product mix, the average cost of metal received during the first quarter of 2006 was approximately 13% lower than the average cost of metal received for the first quarter of 2005.

Gross margin as a percentage of revenues improved from 23.4% for the three months ended March 31, 2005 to 24.8% for the three months ended March 31, 2006.  Prices have remained relatively constant for the last half of 2005 and the first quarter of 2006.  Upward pressure on pricing from the mills has been seen at the end of the first quarter of 2006.

The change in the Canadian dollar versus the U.S. dollar has not been a significant factor in the metals service centers results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the specific location in Canada.  Our customers that sell product to the United States, particularly in Ontario and Quebec, may be negatively impacted by the strong Canadian dollar which could make their products uncompetitive.

Operating expenses in the metals service centers segment have increased by $2.5 million, or 4.1%, for the first quarter of 2006 compared to the same period in 2005.  This is due to increased volumes and an increase in accounts receivable bad debt expense in 2006.

Metals service centers operating profits for the three months ended March 31, 2006 of $31.7 million are approximately the same as the same period in 2005.

Energy Tubular Products

a)                    Description of operations

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations.  This segment purchases these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills.  The energy tubular products segment operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)                    Factors affecting results

The following is a general discussion of the factors affecting our energy tubular products segment operations.  More specific information on how these factors impacted 2006 and 2005 is found in the section that follows.

Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affects demand.  Oil and gas pricing has been high since 2004.

Oil and gas drilling in Western Canada peaks during the period from October to March; thus revenues and operating profits have been historically higher during this period.

The Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars.  While metal pricing has impacted our earnings more significantly, the appreciation of the Canadian dollar has also contributed by reducing our average cost of metal.

Pricing is influenced by overall demand, trade sanctions and product availability.  Trade sanctions are initiated either by steel mills or government agencies in North America.  Trade sanctions have not been a factor for pipe products during the reported periods.

c)                    Energy tubular products segment results --
                       Three Months Ended March 31, 2006
                       Compared to Three Months Ended March 31, 2005

Revenues increased 14.8% to a record $186.2 million in the three months ended March 31, 2006 compared to the three months ended March 31, 2005.  Oil and gas related activity in Alberta is the driving factor for this large increase in volume.  Increased demand in the oil sands of Northern Alberta, continued high oil and gas pricing and more rig activity during 2006 compared to 2005 were the factors which increased revenues.

The gross margin as a percentage of revenues was 14.8% for the three months ended March 31, 2006, a decline from the gross margin as a percentage of revenues of 16.3% for the three months ended March 31, 2005.  The lower margin mainly relates to the increased cost of goods sold resulting from higher metal pricing.

Operating profits increased by $1.0 million, or 5.9%, to a record level of $18.4 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005.  This increase in operating profits is driven by higher volumes.

Steel distributors

a)                    Description of operations

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an "as is" basis and providing processing of coil products for their customer base.  Our steel distributors source their steel both domestically and off shore.  The international sourcing provides our other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and Sunbelt Group.  Arrow Steel, a division of Sunbelt Group, processes coils.

b)                    Factors affecting results

The following is a general discussion of the factors affecting our steel distributors.  More specific information on how these factors impacted 2006 and 2005 is found in the section that follows.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide.  Trade sanctions are initiated either by steel mills or government agencies in North America.  Mill capacity by product line in North America and international supply and demand impact steel imports and significantly affect product availability.  Trade sanctions have recently been imposed on certain products we import and thus has reduced profitability.

Demand for import steel has increased during the last six months due to North American shortages of certain products.

Movement in the U.S. dollar has had some effect on the Canadian steel distributor operations since purchases of inventory are mainly in U.S. dollars.  Steel is predominantly transacted in U.S. dollars and the Canadian mills adjust the price accordingly.  The effect of the strengthening Canadian dollar was fully offset by rising metal prices.

c)                    Steel distributors segment results --
                       Three Months Ended March 31, 2006
                       Compared to Three Months Ended March 31, 2005

Steel distributors revenues increased 26.4% to record levels in the three months ended March 31, 2006 compared to the three months ended March 31, 2005.  Higher volumes account for most of the higher revenues.  Volumes are significantly higher due to strong demand for steel.

Gross margin as a percentage of revenues of 16.3% for the three months ended March 31, 2006 is consistent with the percentage for the same period in 2005.

Operating expenses are 42% higher for the first quarter of 2006 compared to the first quarter of 2005, which was mainly due to variable compensation related to higher profitability and accruals for duties on imported material.

The operating profit for the first quarter of 2006 is $18.1 million, which was $3.1 million higher than the first quarter of 2005, mainly generated by higher volumes.

Other -- Three Months Ended March 31, 2006
Compared to Three Months Ended March 31, 2005

Other revenue and income represents the results of our coal handling terminal in Thunder Bay, Ontario.  Revenue for the three months ended March 31, 2006 was lower than the same period in 2005 due to decreased coal volumes.  Employee restructuring costs to downsize the operations due to lower throughput were accrued in the quarter and increased the operating loss to $1.4 million for the first quarter of 2006 compared to a loss of $0.9 million for the first quarter of 2005.  Operations are normally slow during January to March due to the closing of the port in the winter resulting in operating losses.

Corporate Results -- Three Months Ended March 31, 2006
Compared to Three Months Ended March 31, 2005

The corporate expenses increased due to higher stock-based compensation expense in 2006 and additional audit expenses related to internal control certification requirements.

Consolidated Results -- Three Months Ended March 31, 2006
Compared to Three Months Ended March 31, 2005

Operating profits from continuing operations before other costs were $61.3 million, which is $2.5 million higher in the three months ended March 31, 2006, compared to the three months ended March 31, 2005.  Higher revenues related to higher volumes in the energy tubular products and steel distributors segments accounted for this increase.

Interest Expense

The following table shows the components of interest expense.

	Quarters Ended March 31,
(in thousands of dollars)	2006	2005

Interest on long-term debt
6.375% Senior Notes	$ 3,661	$ 3,770
Other interest expense (income)	(502)	1,129

Total interest expense	$ 3,159	$ 4,899

Consolidated interest expense for the three months ended March 31, 2006 decreased by $1.7 million to $3.2 million compared to the three months ended March 31, 2005.  The change in long-term debt interest relates to lower exchange rates on the unhedged portion of the U.S. denominated long-term debt in 2006.  The proceeds from the issue of common shares in March 2006 were partially used to repay short-term debt and resulted in cash on hand and corresponding interest income.  We expect second quarter net interest expense to be below $2 million.

Restructuring

The restructuring charges for 2005 mainly relate to the Lachine, Quebec facility which was sold in the second quarter of 2005.  We expect to close the sale of our Milton, Ontario facility in May 2006.  This property was classified as an asset held for sale in the fourth quarter of 2005.  The gain on sale before tax will be approximately $1 million.

Income Taxes

The provision for income taxes for the first quarter of 2006 was $20.7 million, which is higher than the first quarter of 2005 due to higher earnings in 2006.

For the three months ended March 31, 2006, the income tax rate was 35.7%.  Our tax rate for 2006 is above our normalized effective income tax rate estimated to be 35.5%, due to non-deductible expenses related to stock options issued in the quarter.

Earnings

Net earnings for the first quarter of 2006 were $37.4 million compared to $33.4 million for the first quarter of 2005.  Basic earnings per common share for the first quarter of 2006 were $0.71 compared to $0.67 for the first quarter of 2005.  The higher earnings per share for 2006 are primarily as a result of improved earnings in the energy tubular products and steel distributor segments.

Shares Outstanding and Dividends

In March 2006, we issued 11 million common shares at $25.75 per common share.  As at March 31, 2006 and May 3, 2006, we had 62,202,009 common shares outstanding.

The weighted average number of common shares outstanding for the first quarter of 2006 was 52,528,777 compared to 50,040,378 for the first quarter of 2005.  The increase relates to the public offering of 11 million common shares in March 2006 and employee stock options exercised.

We have returned a portion of our earnings to our common shareholders by paying common share dividends of $17.8 million in the first quarter of 2006 versus $10.0 million in the first quarter of 2005.  The cash dividend declared on common shares was $0.35 per share for the first quarter of 2006 and $0.20 per share for the first quarter of 2005.  Based on the number of common shares outstanding at March 31, 2006, the June 15, 2006 dividend payment will be $21.8 million.

Our U.S. Senior Notes consider any dividend payment in excess of $0.08 per common share per quarter to be a restricted payment.  We currently have $426 million available for restricted payments in our "basket".  The basket is replenished from earnings on a quarterly basis and the issue of common shares is added to the basket in the quarter it occurs.

EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA:

	Quarters		Twelve Months
	Ended March 31,		Ended March 31,
(in thousands of dollars)	2006	2005	2006	2005

Earnings from continuing operations	$ 37,376	$ 33,490	$ 128,664	$ 188,308
Income taxes	20,747	20,013	61,108	108,259
Interest expense	3,159	4,899	15,789	19,767

Earnings before interest and incometaxes (EBIT)	61,282	58,402	205,561	316,334
Depreciation and amortization	4,797	4,637	19,318	18,606

Earnings before interest, income taxes,
depreciation and amortization (EBITDA)	$ 66,079	$ 63,039	$ 224,879	$ 334,940

We believe that EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining EBITDA are significant in assessing our operating results and liquidity.  Therefore, EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with GAAP.

EBITDA to Interest Expense Ratio

	Quarters		Twelve Months
	Ended March 31,		Ended March 31,
(in thousands of dollars, except ratios)	2006	2005	2006	2005

EBITDA	$ 66,079	$ 63,039	$ 224,879	$ 334,940
Interest expense	3,159	4,899	15,789	19,767
EBITDA to interest expense	20.9x	12.9x	14.2x	16.9x

The EBITDA to interest expense ratio is provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business.  Debt analysts and debt rating agencies routinely use this measure to evaluate companies.  During the quarter, both Moody's and Standard & Poor's upgraded our corporate and senior notes debt rating.  Our corporate rating is one notch below investment grade.

Accounting Policies and Estimates

a)         Change in Accounting Policies

During the first quarter of 2006, as required by the Canadian accounting standards, we adopted EIC-156, Accounting by a Vendor for Consideration Given to a Customer (including a Reseller for the Vendor's Product).  This standard requires us to reduce revenue for amounts paid to our customers as rebates.  As a result, we restated our 2005 income statement, which resulted in a reduction in revenues and cost of sales of $0.3 million for the three months ended March 31, 2005.  This change had no impact on earnings.  This restatement reduces the 2005 annual revenues by $1.2 million.

b)          Accounting Estimates

The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, asset retirement obligations, income taxes, restructuring costs, pensions and other post-retirement benefits, fair values, guarantees, environmental obligations, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

Our most significant assets are accounts receivable and inventory.

Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  Assessments are based on aging of receivables, legal issues (bankruptcy status), past collection experience, current financials or credit agency reports and the experience of our credit personnel.  Accounts, which we determine as uncollectible, are reserved in the period in which the determination is made.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  During the first quarter of 2006, we experienced increased bad debts in Central Canada resulting in a higher than normal bad debt expense.

Inventories

We review our inventory for obsolescence, slow moving product and to ensure that the cost of inventory is not in excess of its estimated market value.  Inventory reserves or write-downs are recorded when cost exceeds the market value and when product is determined slow moving or obsolete.  Significant reductions in market value could result in additional write-downs.

Other areas involving significant estimates and judgements include:

Income Taxes

We believe that we have adequately provided for income taxes based on all of the information that is currently available.  The calculation of income taxes in many cases requires significant judgement in interpreting tax rules and regulations, which are constantly changing.  Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities.  Any change would be recorded as a charge or a credit to income tax expense.

Employee Benefit Plans

We perform a valuation at least every three years for each plan to determine the actuarial present value of the accrued pension and other retirement benefits.  The valuation uses management's assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trend and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.  We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

Capital Expenditures

Capital expenditures in the first quarter of 2006 were $6.6 million compared to $5.1 million in 2005.  We are currently expanding some of our facilities and adding laser burning equipment in our service center operations.  These costs are reflected in the higher capital expenditure in 2006.

Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of our operations and upgrades to our existing facilities and computer systems.  Our expectation is for capital expenditures to be at levels higher than depreciation expense over a period of years due to the construction of larger facilities in growing markets and expanding product lines.

Depreciation expense was $4.4 million in the first quarter of 2006 and $4.3 million in the first quarter of 2005.

Liquidity

We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle.  The metals distribution business experiences significant swings in cash flow in order to fund working capital.  Inventory and accounts receivable represent a large percentage of our total assets employed and vary throughout each cycle.  At March 31, 2006, current assets represented 85% of our total assets versus 81% at December 31, 2005.

Based on our experience, an increase of $100 million in revenues requires approximately $30 million of net working capital to support the higher activity levels.  When demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower levels of accounts receivable.  This cash is used to reduce borrowings, if any, under our bank credit facilities.

The balances disclosed in our consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate fluctuations impacting inventory, accounts receivable, accounts payable and income tax balances of our U.S. operations.

Inventory Turns

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

	Quarters Ended

	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	2006	2005	2005	2005	2005

Metals service centers	4.8	4.8	5.4	5.2	4.4
Energy tubular products	4.5	3.8	3.5	2.9	4.4
Steel distributors	4.7	4.4	5.1	3.6	3.9

Total operations	4.7	4.4	4.6	4.2	4.3

Overall inventory turns improved despite an inventory increase during the three months ended March 31, 2006 utilizing cash of $45.2 million due to higher volumes.  Our goal is to ensure that we keep our inventory levels as low as possible while still satisfying the needs of our customers in order to minimize inventory valuation risk.  We expect our metals service centers operations to turn over their inventory at higher rates than the industry average.  Based on information published by the Metals Service Center Institute in its monthly Metals Activity Report, the average inventory turns for U.S. based steel companies for the three months ended March 31, 2006 was 4.4 turns and for Canadian based companies was 4.0 turns.

The improvement in inventory turns for the energy tubular products segment in the first quarter of 2006 compared to the fourth quarter of 2005 relates to slightly lower inventory levels and higher volumes in 2006.  Steel distributors had improved turns related to higher volumes.  Inventory levels have increased to support the significantly higher demand.

The other major components of working capital are accounts receivable and accounts payable.  Accounts receivable as at March 31, 2006 have increase $52.3 million as a result of the higher revenues in 2006.  Accounts payable increased $15.6 million, which mainly relates to an increase in trade payables from increased inventory purchases.

During the three months ended March 31, 2006, we made income tax payments of $16.0 million.

During the three months ended March 31, 2006, we utilized cash of $6.6 million on capital expenditures and $17.8 million on common share dividends.  During the three months ended March 31, 2005, we utilized cash of $5.1 million on capital expenditures and $10.0 million on common share dividends.

Free Cash Flow

	Quarters Ended March 31
(in thousands of dollars)	2006	2005

Cash from operating activities before working capital	$ 37,214	$ 44,005
Purchase of fixed assets	(6,571)	(5,075)
Proceeds on sale of fixed assets	61	123
Proceeds on assets held for sale and sale of businesses	-	4,088

	$ 30,704	$ 43,141

Free cash flow may be useful in assessing our ability to pay dividends and reduce outstanding debt.  Our investors and analysts regularly use this measure to evaluate companies.

Cash, Debt and Credit Facilities

At March 31, 2006, we have cash and cash equivalents of $255.5 million.  In March 2006, we issued 11 million common shares for $25.75 per share resulting in net proceeds of $271.4 million.  The proceeds were used to pay down short-term debt and the remainder is being invested in short-term investments until a suitable acquisition or other use of cash occurs.  An acquisition is not currently imminent.

Our long-term debt balance at March 31, 2006 is $204.2 million.  We have outstanding US$175 million of 6.375% Senior Notes due in 2014.  On US$100 million of this debt we have fixed interestcross currency swaps.  These swaps eliminate the foreign exchange exposure on the portion of the debt not hedged by our investment in our U.S. subsidiaries.

Cash and Bank Credit Facilities
	Russel Metals	U.S. Subsidiary
As at March 31, 2006(in millions of dollars)	Facility	Facility	Total

Bank loans	$ -	$ -	$ -
Cash net of outstanding cheques	251.0	4.5	255.5

Cash	251.0	4.5	255.5

Facilities availability	125.0	52.5	177.5
Letters of credit	53.7	35.8	89.5

Undrawn facilities	71.3	16.7	88.0

Total cash and undrawn facilities	$ 322.3	$ 21.2	$ 343.5

We have a facility, with a syndicate of Canadian and U.S. banks, for a revolving loan of $125 million, which expires on October 29, 2008.  This facility was reduced from $200 million in March 2006, which will result in lower standby charges.  We may extend this facility annually with the consent of the syndicate.  We are entitled to borrow, on a revolving basis, up to an amount equal to the sum of specified percentages of our eligible accounts receivable and inventories, to a maximum of $125 million.  At March 31, 2006, we were entitled to borrow $125 million, including letters of credit under this facility.  At March 31, 2006, we had no borrowings and had letters of credit of $53.7 million under this facility.  At March 31, 2005, we had borrowings of $79.7 million and letters of credit of $39.2 million under this facility.

In addition, a U.S. subsidiary has its own one-year bank credit facility.  The maximum borrowing under this facility is US$45.0 million.  At March 31, 2006, this subsidiary had no borrowings and had letters of credit of US$30.7 million.  At March 31, 2005, this subsidiary had borrowings of US$21.4 million and letters of credit of US$8.9 million.

Cash generated from operating activities before working capital changes was $37.2 million for the three months ended March 31, 2006 and was $44.0 million for the first three months of 2005.  The cash from operating activities before working capital for the three months ended March 31, 2006 was reduced by a special payment to our pension plans for past service costs of $4.1 million.

Including cash and our bank facilities, we have access to approximately $343.5 million at March 31, 2006.  In the past, we have made several acquisitions and we believe we can continue to grow by acquisition.  We believe we have the ability to fund future acquisitions through the utilization or expansion of our existing bank facilities.  We believe we have the ability to significantly increase the bank facility, if required.

Contractual Obligations

As at March 31, 2006, we were contractually obligated to make payments under our long-term debt agreements and operating lease obligations that come due during the following periods.  The long-term debt interest and lease obligations represent annual amounts to December 31 of the noted year.

(in thousands	Long-Term	Cross Currency	Long-Term	Lease
of dollars)	Debt Maturities	Swaps	Debt Interest	Obligations	Total

2006	$ -	$ -	$ 15,200	$ 10,151	$ 25,351
2007	-	-	15,200	8,483	23,683
2008	-	-	15,200	6,202	21,402
2009	-	-	15,200	5,607	20,807
2010	-	-	15,200	4,629	19,829
2011 and beyond	204,243	15,090	48,167	7,519	275,019

Total	$ 204,243	$ 15,090	$ 124,167	$ 42,591	$ 386,091

The fixed interest cross currency swaps obligate us to purchase US$100 million at $1.3180 for each US$1.00.  Based on the March 31, 2006 exchange rate, we would incur an obligation of $15.1 million in addition to our long-term debt obligation of $204.2 million.  The long-term debt interest in the table includes the impact of our swaps.  Actual long-term debt interest has been estimated based on current exchange rates for the unhedged portion.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of letters of credit disclosed in the bank credit facilities table, operating lease obligations disclosed in the contractual obligation table and short-term foreign exchange contracts.  The short-term foreign exchange contracts are used to hedge specific inventory purchases, denominated in U.S. dollars and euros, of approximately US$37.5 million and €1.8 million maturing in the first half of 2006.

We have multiple defined benefit pension plans in Canada, as disclosed in Note 14 to the 2005 annual consolidated financial statements.  During the first quarter of 2006, we made a payment to fund the annual 2006 current and past service obligation of $7.6 million.  This included a special past service contribution of $4.1 million.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry.  The use of service centers and steel distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to service centers.  As the distribution segment's share of steel industry shipments continues to grow, service centers such as ours can grow their business over the course of a cycle.

We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, our aim is to be more profitable through the various successive peaks and troughs within the steel cycle.  In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle.  This in turn creates higher, more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause potential peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top deciles of the industry.

Growth from selective acquisitions is also a core management philosophy.  We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations.

In both the energy tubular products and steel distributors segments, all of the business units have significant operations in the market niche that they service.  Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or those that complement our existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes that affect the industry will be the most successful.  We will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Risk

The timing and extent of future price changes from the steel producers and their impact on us can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.

Outlook

The steel price stability experienced in the last three quarters is expected to continue and prices have the potential to increase in the second quarter.  All three business segments should remain strong although the energy tubular products segment historically has declined due to seasonal weakness in the second and third quarters.  This year, with the high price of oil and gas, this segment has the potential of performing above previous years during these two quarters.  In the metals service centers segment, the main area of caution remaining is the potential impact that the strong Canadian dollar will have on our customers who export finished products to the United States.  As always, our success in all segments will depend on the continued stability of steel prices but we anticipate another strong quarter for our shareholders.

May 3, 2006